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                                                                       EXHIBIT 1



FOR IMMEDIATE RELEASE               Contact:    Richard F. Bowman
                                                (703) 241-3685 (Falls Church)
July 1, 1994                                            OR
                                                John M. Suit, II
                                                (410) 626-2201 (Annapolis)


        FARMERS NATIONAL BANCORP TO MERGE WITH FIRST VIRGINIA BANKS, INC.


The directors of Farmers National Bancorp, a $709 million multi-bank holding company headquartered in Annapolis, Maryland have agreed to affiliate with First Virginia Banks, Inc., a $7.2 billion multi-bank holding company headquartered in Fairfax, Virginia. The announcement was made jointly today by Charles L. Schelberg, Chairman of the Board, and John M. Suit, II, President and Chief Executive Officer, of Farmers National, and Robert H. Zalokar, Chairman and Chief Executive Officer of First Virginia. Farmers National Bancorp operates three banks: the 15 office, $627 million Farmers National Bank of Maryland which possesses the leading market share in the Annapolis area; the four office, $54 million Atlantic National Bank which operates in the Ocean City and Salisbury areas; and the one office, $29 million Caroline County Bank which operates in Greensboro, Maryland.

Shareholders of Farmers National Bancorp will receive 1.5 shares of First Virginia common stock for each of their 2,699,056 outstanding shares. Up to 30% of the outstanding shares may be exchanged for $58.53 in cash at the option of Farmers' shareholders. Based on the most recent closing price of First Virginia, the value per share of Farmers National is approximately $56.28 and aggregates $151.9 million. The price is approximately 2.03 times the estimated book value of Farmers National at the time of the merger in late 1994 and is 16.2 times Farmers' estimated earnings per share.

First Virginia will issue up to 4,048,584 shares to Farmers National shareholders depending on the percentage of shareholders electing cash. For those shareholders electing to receive First Virginia stock the exchange will be tax-free. In connection with this merger, First Virginia will repurchase up to 2,700,000 of its shares and will treat the transaction as a purchase. The combined organization will have a Tier I capital ratio of approximately 14.7%, a total capital ratio of 16.0% and a leverage ratio of 8.5%, which are among the highest of all banks in the country.

For the year ended December 31, 1993, Farmers National produced a return on assets of 1.4% and a return on equity of 14.2%. First Virginia expects a combination of growth, additional product offerings and cost savings to absorb the initial dilution of 1.5% within two years, after which there will be a positive addition to earnings per share.

Messrs. Suit and Zalokar stated that a definitive agreement had been entered into and that the transaction is subject to completion of a due diligence review and to approval by Farmers National Bancorp shareholders as well as




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state and federal regulatory authorities. Following the merger, which will occur as early as the fourth quarter of 1994, Farmers National Bank of Maryland will continue to operate as a separate member bank within the First Virginia Group under the name of Farmers Bank of Maryland. John M. Suit, II, President and
Chief Executive Officer of the bank, will continue in that capacity with Farmers.

Mr. Suit commented that the affiliation with the oldest major bank holding company in Virginia would enable Farmers National to improve the already excellent service provided to its customers by taking advantage of the greater resources of First Virginia in serving the needs of its customers in the Maryland market.

Mr. Zalokar commented that the affiliation with Farmers National represented an entry into several of the most attractive markets in the region. In addition to containing some of the highest income and growth characteristics in the nation, Mr. Zalokar noted that the markets served by Farmers National logically complemented and significantly improved the First Virginia presence in Maryland.

First Virginia's return on assets and capital ratios have made it the most profitable and best capitalized major banking company in Virginia for the last decade. First Virginia common stock is traded on the New York and Philadelphia Stock Exchanges. There are currently 20 member banks within the group: 14 banks in Virginia with 269 offices; two banks with 37 offices in the Maryland suburbs of Baltimore and Washington; and four banks with 23 offices in east Tennessee. On June 17, 1994, FNB Financial Corporation in Knoxville, Tennessee affiliated with First Virginia. First Virginia and its lead bank also have mortgage and insurance subsidiaries with offices in seven states from New Jersey to North Carolina.